Exhibit 23(h)(3)
DAVIS GOVERMMENT MONEY MARKET FUND
AGREEMENT
MANAGEMENT FEE WAIVER
AND
EXPENSE REIMBURSEMENT
THIS AGREEMENT is made this 31st day of December 2009, between Davis Series, Inc., a Maryland corporation (“DSeries”) and Davis Selected Advisers, L.P., a limited partnership organized under the laws of Colorado (“DSA”).
RECITALS:
WHEREAS, DSeries is a registered open-end management investment company offering six authorized series, including Davis Government Money Market Fund (“DGMMF”), with four authorized classes of shares (Class A,B,C, and Y shares) to the public; and
WHEREAS, DSA serves as the investment adviser for DSeries; and
WHEREAS, both DSeries and DSA agree that, in the current economic conditions, it is desirable to reduce management fees and/or reimburse operating expenses to the extent provided below;
NOW, THEREFORE, the parties hereby agree as follows:
1.	Reduction in DGMMF Expenses. DSA agrees to waive some or all of its management fees and to reimburse other DGMMF expenses such that DGMMF’s net investment income will not be less than zero for any class of shares.

2.	Duration of Agreement. This Agreement shall be effective for an initial period beginning on January 1, 2010 and ending on May 1, 2010. This Agreement shall automatically renew for additional twelve month periods if not terminated, in writing, by either party before May 1st of each year.

IN WITNESS WHEREOF, the parties have duly executed this Agreement, all as of the date first written above.

Davis Series, Inc.
By:
Thomas Tays
Vice President

Davis Selected Advisers, L.P. By Davis Investments, LLC (General Partner)

By:
Kenneth Eich
Chief Operating Officer